Exhibit 12.01

eBay Inc.

Computation of Ratio of Earnings to Fixed Charges

(In thousands, except ratio data)

	Nine months ended September 30,
	2008	2009
Income Before Income Taxes, Noncontrolling Interest and Income/Loss of Equity Investees	$1,711,815	$1,290,797

Add: Fixed Charges	22,237	36,354

Earnings (1)	$1,734,052	$1,327,151

Fixed Charges (2)	$22,237	$36,354

Ratio of Earnings to Fixed Charges	78.0	36.5

(1)	Earnings consist of income before income taxes, minority interest and equity in gains and losses of equity-method investees plus Fixed Charges.
(2)	Fixed Charges consist of interest expense and our estimate of an appropriate portion of rentals representative of the interest factor. The estimate of interest within rental expense is estimated to be one-third of rental expense.